byNordic Acquisition Corp

c/o Pir 29

Einar Hansens Esplanad 29

211 13 Malmö, Sweden

December 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman
Jeffrey Lewis
David Link
Shannon Menjivar

Re:	byNordic Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Submitted on July 20, 2021
File No. 333-248488

Dear all:

byNordic Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 7, 2021, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 previously filed on July 20, 2021 bearing File No. 333-248488 (the “Registration Statement”) for the Staff’s review.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which is being filed with the Commission contemporaneously with the filing of this letter.

Amendment No. 2 to Form S-1 filed July 20, 2021

General

1.	Please revise your prospectus to describe the exclusive forum provision contained in Section 9.3 of Exhibit 4.4. Additionally, please include risk factor disclosure regarding the exclusive forum provisions in the warrant agreement. Your disclosure should state whether the provision will apply to actions arising under the Securities Act or Exchange Act. If the provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

RESPONSE: We have described the exclusive forum provision set forth in Section 9.3 of Exhibit 4.4 in the last paragraph under the heading “Description of the Securities—Warrants” on page 143 of the Amendment No. 3. We have included in that description that the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act.

We have included risk factor disclosure regarding the exclusive forum provision in the warrant agreement under the heading “Risk Factors--Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company, but which may not be enforceable by us in all circumstances” on page 63 of the Amendment No. 3.

We have revised the exclusive forum provision contained in Section 9.3 of Exhibit 4.4 in the Amendment No. 3 to clarify that the exclusive forum provision will apply to actions arising under the Securities Act or Exchange Act.

2.	Please update your financial statements in accordance with Rule 8.08 of Regulation S-X.

RESPONSE: we have updated our financial statements included in the Amendment No. 3 in accordance with Rule 8.08 of Article 8 of Regulation S-X.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jonathan Deblinger, Esq. of Ellenoff Grossman & Schole LLP at jdeblinger@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Michael Hermansson
Michael Hermansson byNordic Acquisition Corp.

cc:	Ellenoff Grossman & Schole LLP